# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Horizon Space Acquisition II Corp., CIK 0002032950
CUSIP: G4627B103
Title of class of securities: Ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1412 BROADWAY, 21ST FLOOR, SUITE 21V, NEW YORK, New York (NY), 10018
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001326389

## Reporting persons
- Polar Asset Management Partners Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Ontario Canada (A6); sole voting power 525,000; shared voting power 0; sole dispositive power 525,000; shared dispositive power 0; aggregate amount beneficially owned 525,000 (5.8% of the class)

## Item 1. Issuer
Name of issuer: Horizon Space Acquisition II Corp.
Address of issuer's principal executive offices: 1412 Broadway, 21st Floor, Suite 21V, New York, New York, 10018

## Item 2. Person Filing
Name of person filing:
This statement is filed by Polar Asset Management Partners Inc., a company incorporated under the laws of Ontario, Canada, which serves as the investment advisor to
Polar Multi-Strategy Master Fund, a Cayman Islands exempted company ("PMSMF") with respect to the shares directly held by PMSMF
Address of principal business office or, if none, residence: 16 York Street, Suite 2900, Toronto, Ontario, M5J 0E6
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: The Reporting Person is an investment fund manager, portfolio manager, exempt market dealer and commodity trading manager registered with the Ontario Securities Commission

## Item 4. Ownership
Amount beneficially owned: 525000
Percent of class: 5.8
Sole power to vote or to direct the vote: 525000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 525000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Polar Asset Management Partners Inc.: Andrew Ma, Chief Compliance Officer (05/15/2025)